SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO/A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
Amendment No. 13

CANADA SOUTHERN PETROLEUM LTD.
(Name of Subject Company)
CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.,
a wholly-owned subsidiary of
CANADIAN SUPERIOR ENERGY INC.
(Name of Filing Persons)

Common Shares
(Title of Class of Securities)
135231-10-8
(CUSIP Number of Class of Securities)

Gregory S. Noval
Chief Executive Officer
Suite 3300, 400 3rd Avenue, SW
Calgary, Alberta Canada T2P 4H2
(403) 294-1411
(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

Copies to:

Christopher W. Morgan, Esq.	John J. Poetker, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP	Borden Ladner Gervais LLP
222 Bay Street	1000 Canterra Tower
Suite 1750, P.O. Box 258	400 Third Avenue S.W.
Toronto, Ontario M5K 1J5	Calgary, Alberta T2P 4H2
(416) 777-4700	(403) 232-9500
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☑

          This Amendment No. 13 amends and supplements the tender offer statement on Schedule TO (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 19, 2006 by (i) Canadian Superior Energy Acquisitions Inc., a corporation incorporated under the laws of the Province of Alberta, Canada, which is a wholly-owned subsidiary of Canadian Superior Energy Inc., a corporation incorporated under the laws of the Province of Alberta, Canada (“Canadian Superior”), and (ii) Canadian Superior.
          Pursuant to a Notice of Variation and Extension, dated August 8, 2006 (the “Notice of Variation and Extension”), Canadian Superior amended its offer to purchase all of the issued and outstanding common shares (including common shares which become outstanding upon exercise of options to acquire common shares) of Canada Southern Petroleum Ltd. (“Canada Southern”), to provide that the amended offer was being made at a price per share of, at the election of each Canada Southern shareholder, either:
     (a) Cdn.$2.50 in cash, 2.0 common shares of Canadian Superior and one special exchangeable share of Canadian Superior; or
     (b) Cdn.$2.50 in cash and 2.75 common shares of Canadian Superior (the “Original Consideration”).
          The amended offer is subject to the terms and conditions set forth in the Notice of Variation and Extension and the Amended Letter of Transmittal and Election Form, each of which has been filed as an amendment to the Schedule TO.
Item 8. Interest in Securities of the Subject Company.
Item 11. Additional Information.
Item 8 (Interest in Securities of the Subject Company) and Item 11 (Additional Information) of the Schedule TO are hereby amended and supplemented to include the following:
At 3:00 p.m. (Mountain Daylight Time) on September 7, 2006, the amended offer expired. As of such date, Canadian Superior has taken up 171,493 common shares of Canada Southern that were tendered to the offer. All of these shareholders will receive the Original Consideration.
On September 8, 2006, Canadian Superior issued a press release announcing the final results of the amended offer. The full text of the press release is filed as Exhibit 20.1 hereto and is incorporated by reference herein.
Item 12. Exhibits.
Item 12 of the Schedule TO is amended and supplemented by adding the following:

Exhibit No.	Description
20.1	Press release of Canadian Superior, dated September 8, 2006, incorporated by reference to Canadian Superior’s filing pursuant to Rule 425 on September 8, 2006.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 8, 2006	CANADIAN SUPERIOR ENERGY ACQUISITIONS INC.
	By:	/s/ Richard Watkins
		Name:	Richard Watkins
		Title:	President

CANADIAN SUPERIOR ENERGY INC.
	By:	/s/ Michael E. Coolen
		Name:	Michael E. Coolen
		Title:	President